Exhibit 99.1

Titan Medical Reports Full Compliance with Nasdaq Listing Criteria

TORONTO--(BUSINESS WIRE)--June 22, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces that on June 18, 2020, The Nasdaq Stock Market LLC (“Nasdaq”) staff determined that the Company has cured the Market Value of Listed Securities and bid price deficiencies and has regained full compliance with all applicable criteria for continued listing and trading on The Nasdaq Capital Market. Accordingly, the Nasdaq Hearings Panel scheduled for July 16, 2020 has been cancelled.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use with its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities and include statements regarding expectations of maintaining Nasdaq listing compliance. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com